UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*
_________________

Liberty Oilfield Services Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

53115L 104
(CUSIP Number)

Dianna Rosser Aprile
c/o Riverstone Holdings, LLC
712 Fifth Avenue, 19th Floor
New York, New York 10019
(212) 993-0076
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)

Jeffrey S. Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

June 7, 2021
(Date of Event Which Requires Filing of Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53115L 104	Schedule 13D	Page 2 of 8 Pages

1.	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53115L 104	Schedule 13D	Page 3 of 8 Pages

1.	Name of Reporting Person R/C Energy IV Direct Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53115L 104	Schedule 13D	Page 4 of 8 Pages

1.	Name of Reporting Person R/C IV Liberty Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53115L 104	Schedule 13D	Page 5 of 8 Pages

1.	Name of Reporting Person R/C Energy GP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 53115L 104	Schedule 13D	Page 6 of 8 Pages

Explanatory Note

This Amendment No. 9 to Schedule 13D (this “Amendment No. 8”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D/A, filed on September 14, 2018, as amended by Amendment No. 2 to Schedule 13D/A, filed on July 11, 2019, as amended by Amendment No. 3 to Schedule 13D/A, filed on July 23, 2019, as amended by Amendment No. 4 to Schedule 13D/A, filed on November 5, 2019, as amended by Amendment No. 5 to Schedule 13D/A, filed on September 3, 2020, as amended by Amendment No. 6 to Schedule 13D/A, filed on October 9, 2020, as amended by Amendment No. 7 to Schedule 13D/A, filed on February 11, 2021, and as amended by Amendment No. 8 to Schedule 13D/A, filed on March 15, 2021 (the “Current Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Oilfield Services Inc. (the “Issuer”). The Common A Shares and Class B common stock, par value $0.01 per share, of the Issuer (the “Common B Shares” and, together with the Common A Shares, the “Common Shares”) are treated as a single class for purposes of this Schedule 13D because they vote together as a single class. Capitalized terms used herein without definition shall have the meaning set forth in the Current Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Current Schedule 13D is hereby amended and supplemented as follows:

On June 7, 2021, R/C Direct and R/C Liberty entered into an underwriting agreement, dated as of June 7, 2021 (the “Underwriting Agreement”), by and among the Issuer, Liberty LLC, R/C Direct, R/C Liberty and Morgan Stanley & Co. LLC (the “Underwriter”) pursuant to which R/C Direct sold 3,707,187 Common A Shares and R/C Liberty sold 8,592,809 Common A Shares, at a price of $15.20 per share, to the Underwriter (the “Sale”). In connection with the Sale, 6,918,142 Units and the related Common B Shares held by R/C Liberty were redeemed by the Issuer for an equal amount of Common A Shares. On June 10, 2021, the Sale closed.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7.24 to the Current Schedule 13D and is incorporated herein by reference.

CUSIP No. 53115L 104	Schedule 13D	Page 7 of 8 Pages

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	and (b)

As of the date hereof the Reporting Persons no longer beneficially own any Common Shares.

(c)
None of the Reporting Persons has effected any transactions of the Common A Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Amendment No. 9 and Items 4 and 6 of the Current Schedule 13D which information is incorporated herein by reference.

(d)	Not applicable.

(e)	On June 10, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Current Schedule 13D is hereby amended and supplemented by adding the following exhibits:

7.24               Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 10, 2021).

CUSIP No. 53115L 104	Schedule 13D	Page 8 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated as of June 10, 2021

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Na me: Peter Haskopoulos
Title: Managing Director

R/C ENERGY IV DIRECT PARTNERSHIP, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C IV LIBERTY HOLDINGS, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY GP IV, LLC

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director